January 27, 2012

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Coinstar, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed October 27, 2011

File No. 000-22555

Dear Mr. Spirgel:

Coinstar, Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission (the “Commission”) Staff’s review of our Form 10-Q for the fiscal quarter ended September 30, 2011 (the “10-Q”) and our Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”). As requested, we are providing responses to the Staff’s specific comments in your January 17, 2012 letter (the “SEC Letter”) to us.

The Staff’s comment from the SEC Letter is set out below and our response and proposed disclosures follow.

Form 10-Q for the Quarter Ended September 30, 2011

Note 15. Commitments and Contingencies, Other Contingencies, page 24

Refer to your statement that “If the actual loss significantly exceeds our accrual, it could materially impact our operating results in the period in which the actual loss becomes known.” Tell us if it is reasonably possible that the actual loss could significantly exceed your accrual over the life of the supplier’s agreement, and whether such loss is estimable.

1 | Page

Larry Spirgel

U.S. Securities and Exchange Commission

January 27, 2012

Response

The Company has concluded that the risk of the actual loss significantly exceeding our accrual is remote, which is why we do not disclose any amount beyond our range of reasonably possible losses. We will revise our future disclosures to include a comment that we believe the risk of additional loss is remote.

As additional information to the Staff:

•	We are currently recording purchases from this supplier at the higher rate, so there is not additional exposure to our income statement from ongoing activity.

•	There are no other open supplier audits with pending issues that we expect to have financial statement impact.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that Staff comments or changes to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings. In addition, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response to the Staff’s comments, please call me at (425) 943-8444.

Sincerely,
/s/ Scott Di Valerio
Scott Di Valerio Chief Financial Officer

cc:	KPMG LLP

Perkins Coie LLP